

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2021

Stephen Gunstream
Chief Executive Officer
Alpha Teknova, Inc.
2290 Bert Dr.
Hollister, CA 95023

> **Re: Alpha Teknova, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted April 5, 2021**
> **CIK No. 0001850902**

Dear Mr. Gunstream:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Cover Page

1. When known, please disclose the Nasdaq stock market tier on which your common stock will be listed (e.g. Global Select Market, Global Market or Capital Market).

Prospectus Summary
Overview, page 1

2. Your Summary should provide a balanced and factual presentation of your business. Please revise to discuss your competitive position and the challenges you face in implementing your business strategy. As a non-exhaustive list of examples only, please revise to discuss:

- Your increase in revenue in 2020 due to the sale of your Sample Transport products, demand for which could decrease significantly, as discussed on page 19;
- Your reliance on a limited number of customers for a significant portion of your revenues, as discussed on page 21; and
- Your competitive environment, including the fact that some of your customers may compete with you and others may develop in-house capabilities, as discussed on page 21.

Additionally, where you discuss your estimated total addressable market on page 2 and in the Business section, revise to disclose assumptions underlying such estimates and risks related to these assumptions.

3. We note your statement that you have achieved an annual customer retention rate of approximately 97% for customers purchasing more than $10,000 worth of your products. Please revise to clarify what percentage of your customers have an annual spend that exceeds $10,000 to provide context to the figure.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company, page 6

4. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Our Sponsor, page 6

5. Please tell us why it is appropriate to identify Telegraph Hill Partners Management Company LLC as your "Sponsor." In this regard, please clarify whether Telegraph Hill Partners has any duties, obligations or roles beyond those of a controlling stockholder. If Telegraph Hill Partners does not have any duties or responsibilities to you beyond those of a controlling stockholder, please revise to refer to Telegraph Hill Partners as your controlling stockholder.

We depend on a limited number of customers..., page 21

6. We note the risk factor on page 21 which states that for the 2020 Successor Period, your two largest customers accounted for 15% and 10% of your total revenue, respectively. We also note your disclosure on page 20 that the substantial majority of your sales are made on a purchase order basis, which permits your customers to cancel, change or delay their product purchase commitments with little or no notice. Please clarify whether your two largest customers proceed on a purchase order basis or whether contractual arrangements are in place. If so, please file such agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Use of Proceeds, page 64

7. We note your disclosure that you intend to use portions of the proceeds of this offering to (i) increase your manufacturing capacity and capabilities, (ii) improve operating efficiency, (iii) scale up your marketing, sales and R&D staff, (iv) increase brand awareness, (v) develop new products and services and attract new customers and (vi) pursue acquisition opportunities. Please specify what amounts will be allocated to each of these uses.. If any material amounts of other funds are necessary to accomplish the specified purposes, state the amounts and sources of other funds needed for each specified purpose and the sources. For guidance, please refer to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 76

8. You state that the increase in Lab Essentials revenue was driven by higher average revenue per customer and the increase in Clinical Solutions revenue was primarily attributable to an increased number of customers and higher average revenue per customer. Please clarify how much of the revenue increase is related to price vs. volume.

Stock-Based Compensation, page 87

9. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

Business, page 90

10. We note your focus on the company's ability to quickly and reliably manufacture various custom and/or GMP-grade products for its customers. With reference to your disclosure at the bottom of page 100, please revise the Business section, where appropriate, to disclose the percentage of your customers that purchase custom products and the percentage that purchase GMP-grade products, as compared to the percentage of your customers that purchase only stock products.

Increasing Use of mRNA Vaccines and Therapies, page 99

11. Please revise your disclosure in this section to indicate whether you have any contracts or commercial relationships with customers that are developing mRNA vaccines and therapies.

Total Addressable Market Opportunity by Segment, page 99

12. We note that the total addressable market opportunities in this section are from a report by

Strategic Directions International ("SDI") that was commissioned by you. Please file SDI's consent as an exhibit to the registration statement as required by Section 7 of the Securities Act and Securities Act Rule 436. Alternatively, please tell us why a consent is not required to be filed.

Government Regulation , page 102

13. We note your disclosure on page 102 indicating that certain of your products are classified as "medical devices" by the FDA and are subject to FDA oversight. Please revise to clarify whether all of your GMP-grade products are classified as medical devices and are therefore subject to the regulations described in this section. To the extent that your GMP-grade products are subject to different or additional regulations, please revise to describe the regulatory regime that covers your GMP-grade products or tell us why this disclosure would not be necessary.

You may contact Julie Sherman at 202-551-3640 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Elizabeth A. Razzano